AH
3/29/2002

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UNITED STATES
[SE]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02007203

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 28 [illegible] WASH, D.C. 340

SEC FILE NUMBER
8- 6628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

[RE]PORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

[NA]ME OF BROKER-DEALER:

GEARY & GEARY, ~~INC.~~

OFFICIAL USE ONLY
FIRM ID. NO.

[AD]DRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1123 S. MILWAUKEE AVENUE
(No. and Street)

LIBERTYVILLE, IL 60048
(City) (State) (Zip Code)

[NA]ME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Olson 847-367-5186
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

[IN]DEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KUTCHINS, ROBBINS & DIAMOND, LTD.
(Name — *if individual, state last, first, middle name*)

333 SKOKIE BLVD., SUITE 107 NORTHBROOK, IL 60062
[(Ad]dress) (City) (State) (Zip Code)

[CH]ECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*[*Cla]ims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant [mu]st be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH
3/29/2002

OATH OR AFFIRMATION

I, LARRY OLSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GEARY & GEARY, as of DECEMBER 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature 02/27/2002

PRESIDENT
Title

Notary Public

"OFFICIAL SEAL"
SHARON T. BREE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5/10/2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIFIED PUBLIC ACCOUNTANTS

KUTCHINS ROBBINS & DIAMOND, LTD.

Independent Auditors' Report

To the Board of Directors
Geary & Geary, Inc.

We have audited the statement of financial condition of Geary & Geary, Inc. (an Illinois S Corporation) as of December 31, 2001 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geary & Geary, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kutchins, Robbins, & Diamond, Ltd.

Northbrook, Illinois
February 25, 2002

333 SKOKIE BLVD., SUITE 107 ■ NORTHBROOK, IL 60062 ■ TEL 847.498.5100 ■ FAX 847.498.5272
1101 PERIMETER DRIVE, SUITE 460 ■ SCHAUMBURG, IL 60173 ■ TEL 847.240.1040 ■ FAX 847.240.1055

GEARY & GEARY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Current assets	
Cash	$ 24,523
Commissions receivable	15,130
Total current assets	39,653
Property and equipment, net of $22,633 of accumulated depreciation	23,703
	$ 63,356

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities	
Accrued commissions	$ 1,238
Accrued management fees - related party	12,104
Current maturities of	
Note payable - related party	2,607
Capital lease obligations	2,659
Current liabilities	18,608
Long-term liabilities, less current maturities	
Note payable - related party	5,393
Capital lease obligations	3,220
Long-term liabilities	8,613
	27,221
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Paid-in-capital	16,500
Retained earnings	18,635
Total stockholder's equity	36,135
	$ 63,356

See accompanying notes to financial statements.